EXHIBIT (a)(11)


For Immediate Release


Saturday, October 10, 1998

   FCI (FRAMATOME CONNECTORS INTERNATIONAL) TENDER OFFER FOR BERG ELECTRONICS
                                    COMPLETED

         Paris, France, October 10, 1998 - FCI (Framatome Connectors International) today announced that the cash tender offer commenced on September 2, 1998 by FCI to purchase all of the outstanding shares of common stock of Berg Electronics Corp. (NYSE:BEI) for $35.00 per share, and all of the outstanding shares of Class A common stock of Berg Electronics Corp. for $32.965 per share expired as scheduled on Friday, October 9, 1998.

         The applicable waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act relating to the transaction expired on September 17, 1998 and the European Commission adopted a clearance decision with respect to the tender offer on October 8, 1998.

         FCI has accepted for purchase all of the outstanding shares of common stock and Class A common stock of Berg Electronics validly tendered and not withdrawn prior to the expiration of the offer. Payment for such shares will be made promptly in accordance with the terms of the offer.

         39,152,764 shares of Berg Electronics common stock (representing approximately 99.4% of the outstanding primary shares of common stock) and 1,908,554 shares of Berg Electronics Class A common stock (representing 100% of the outstanding shares of Class A common stock) were tendered and not withdrawn in the tender offer. FCI expects that the merger between its indirect wholly-owned subsidiary, Berg Acquisition Co., and Berg Electronics will occur promptly. The value of the transaction is approximately $1.85 billion, including the assumption of outstanding debt.

         FCI, a wholly-owned subsidiary of Framatome S.A., is the world's third largest connector company with sales of over $1 billion in 1997, serving the electronic, automotive, microelectronics, electrical and aerospace industries. Headquartered in Paris, France, FCI employs 8,500 people and has operations in the Americas, Europe and Asia. After completion of the acquisition, FCI will become the world's second largest connector company. FCI and Berg have complementary activities and customers in the Americas, Asia and Europe. The acquisition will strengthen FCI's position in the electronics business, particularly in the Americas and in Asia.

         Berg Electronics Corp., which manufactures connector, socket and cable assembly products and had 1997 sales of $785 million, serves all segments of the telecommunications, data, industrial and instrumentation markets. Berg employs approximately 7,800 people at its manufacturing and assembly facilities around the world.

CONTACT:
Sophie Tran-Dinh
Tel.: 33 (0) 1 47 96 36 11
Fax: 33 (0) 1 47 96 52 39
Email: strandinh@fciconnect.com

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